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                                                                      EXHIBIT 60

                            [PENNZOIL LETTERHEAD]

                                                             September 12, 1997




TO:      The Financial Community

         In its public statements, UPR has anointed itself "the drilling machine" with a unique and superior approach to exploiting domestic reserves and generating shareholder value. At the same time, UPR has taken the position that Pennzoil's management and strategic plan are not capable of delivering sufficient value to shareholders. In contrast, UPR's key internal documents paint a very different picture on both fronts.

         In a sworn submission to the IRS as far back as June 1996 (which UPR fought for three months in two different federal courts to keep out of the public eye), UPR stated that it was faced with the dilemma of a declining reserve base and a strategic objective to increase production by 10% per year. In words startlingly clear, UPR laid out its fundamental problem as follows:

     o The base Long Range Plan model ... reflects significant negative trends for [UPR]

     o There is significant uncertainty as to how much further the Austin Chalk production can be economically extended, and the vast majority of [UPR's] tight sand gas infill locations have been drilled.

     o UPR's management refers to the trend of steep declines in production from existing properties as the "valley of despair", and to the goal of 10% growth per year, in spite of such declines, as "walking up the down escalator." For [UPR] to maintain average production growth of 10% per year for 1997 - 2001, the Long Range Plan projects that [UPR] will need to add, through acquisitions during this period, approximately 750 million barrels of oil equivalent ("MMBOE") or 4.5


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          trillion cubic feet equivalent ("TCFE") of gas reserves -- an amount substantially greater than [UPR's] current proved reserves.

     o Consequently, management has concluded that [UPR] cannot maintain its current levels of production from existing properties, and that acquisitions are necessary to do so.

     o Quite simply, [UPR's] current drill site inventory is not sufficient to keep [UPR's] overall production and reserves from declining significantly in the near future.

         In addition, UPR's public statements regarding Pennzoil and its management team contradict key internal UPR documents relating their valuation of Pennzoil. In fact, those documents acknowledge that Pennzoil's value has appreciated considerably more than UPR's. The financial advisors for UPR affirmed that Pennzoil's strong performance in 1996 represented a turnaround, and that Pennzoil significantly outperformed the small integrated and large independent oil and gas companies. In 1997, UPR boosted its evaluation of Pennzoil, stating, "there is more likely good news than bad news for Pennzoil." Moreover, valuations prepared by UPR's financial advisors set forth the belief that Pennzoil has already delivered value in excess of UPR's offer to Pennzoil's shareholders.

         In short, in its public statements UPR has misled the investment community regarding the quality of its assets, its ability to replace reserves and production, and the contents of its own long-range plan. UPR has also attempted to convince Pennzoil shareholders that its inadequate tender offer exceeds Pennzoil's ability to create shareholder value. Again, UPR's own internal documents contradict those public statements.

         For your review, I have attached excerpts from the six key internal documents which UPR made public at the September 10, 1997 hearing in the U.S. District Court. You will receive the full contents of the six documents by mail.

         The full text of these key internal documents is being filed with the Securities and Exchange Commission as exhibits to Pennzoil's Amendment No. 20 to Schedule 14D-9.

                                        Sincerely,


                                        /s/ GREGORY S. PANAGOS
                                            ---------------------------------
                                            Gregory S. Panagos
                                            Vice President
                                            Corporate Communications